UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 05348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA reopens Senior Notes and issues US$350 million in the international capital markets

Mexico City, Mexico – January 13, 2014 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler of Coca-Cola products in the world, announces the reopening of the U.S. dollar-denominated 10-year bonds and 30-year bonds that were placed on November 19, 2013 (the “Original Senior Notes”) in the international capital markets.

The Company successfully reopened its bond issuance to increase the total principal amount to U$2.5 billion (in three tranches), placing an additional US$150 million for 10-year bonds at a yield of US Treasury +107 basis points, with a coupon of 3.875%; and an additional US$200 million for 30-year bonds at a yield of US Treasury +122 basis points, with a coupon of 5.250% (the “Additional Senior Notes”).  The Company’s 10-year bonds now have an aggregate principal amount of US$900 million and 30-year bonds now have an aggregate principal amount of US$600 million. The Additional Senior Notes have the same CUSIP and the same coupon as the respective Original Senior Notes.

The proceeds will be used for general corporate purposes, including partial debt refinancing.

This press release does not constitute an offer to sell or the solicitation of an offer to purchase with respect to the Additional Senior Notes or other securities, nor shall there be any sales of the Additional Senior Notes in any jurisdiction in which such offer, solicitation or purchase would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.  The Additional Senior Notes have been issued pursuant to the Company’s Registration Statement on Form F-3 (No. 333-187275) previously filed by the Company with the Securities and Exchange Commission (the “Commission”). The Registration Statement is effective.  Copies of the applicable prospectus supplement and accompanying prospectus relating to the offering may be obtained when available by contacting Citigroup Global Markets Inc. at 800-831-9146; or by visiting the Commission’s website at http://www.sec.gov.

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Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 67 bottling facilities and serves 338 million consumers through more than 2,800,000 retailers with more than 120,000 employees worldwide.

January 13, 2014	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: January 13, 2014